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U SECURITIES A~ Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED NOV 2 9 2004 WASH. D.C. 202 SECTION PROCESSING

SEC FILE NUMBER
8- 49820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10-01-03___ AND ENDING___09-30-04___
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solid Financial Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2808 South Estate Drive
                                                            (No. and Street)

El Reno   OK   73036-6108
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Gassen   405-262-9292
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
                        (Name – if individual, state last, first, middle name)

1000 Myers Building	Springfield,	IL	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Paul Gassen_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Solid Financial Investment Services Corporation_____ , as

of ____September 30_____ , 20_04____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_Paul Gassen_____

Signature

_____President_____

Title

Cora X Wyles #00018020

Notary Public _CORA L. WYLES_

State of Oklahoma

County of Canadian

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLID FINANCIAL INVESTMENT SERVICES CORPORATION

Financial Statements and Supporting Schedule

Pursuant to Rule 17a - 5 of the Securities and Exchange Commission

September 30, 2004 and 2003



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Report

President and Stockholder
Solid Financial Investment Services Corporation

We have audited the accompanying statements of financial condition of Solid Financial Investment Services Corporation (an Illinois Corporation) as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solid Financial Investment Services Corporation as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
November 5, 2004

Solid Financial Investment Services Corporation

STATEMENTS OF FINANCIAL CONDITION

September 30

	2004	2003
ASSETS		
Cash	$ 23,373	$ 15,763
Investments	11,162	9,402
Commissions receivable	5,683	6,984
Advances	-	555
Total assets	$ 40,218	$ 32,704
LIABILITIES		
Accounts payable	$ 3,064	$ 2,056
Commissions payable		
Stockholder	3,202	1,803
Other	1,391	845
Income taxes payable	566	81
Total liabilities	8,223	4,785
STOCKHOLDER'S EQUITY		
Common stock - authorized 1,000 shares of no par value; issued and outstanding 100 shares	5,000	5,000
Additional contributed capital	15,000	15,000
Retained earnings	12,782	10,346
Accumulated other comprehensive loss	(787)	(2,427)
Total stockholder's equity	31,995	27,919
Total liabilities and stockholder's equity	$ 40,218	$ 32,704

The accompanying notes are an integral part of these statements.

Solid Financial Investment Services Corporation

STATEMENTS OF INCOME

For the years ended September 30

	2004	2003
Revenues		
Broker commissions	$ 53,453	$ 39,959
Investment income (loss)	120	(1,189)
	53,573	38,770
Expenses		
Agents commissions	38,408	25,654
Dues and subscriptions	768	659
Licenses and permits	150	373
NASD fees	2,579	2,525
Office supplies	2,066	1,174
Postage	505	389
Taxes	-	94
Telephone	1,945	2,448
Travel	1,150	1,998
Professional fees	3,000	2,600
	50,571	37,914
Net income before income taxes	3,002	856
Income taxes		
Currently payable	566	81
Net income	$ 2,436	$ 775

The accompanying notes are an integral part of these statements.

4

Solid Financial Investment Services Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended September 30

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at September 30, 2002	$ 5,000	$ 15,000	$ 9,571	$ (5,729)	$ 23,842
Comprehensive income					
Net income	-	-	775	-	775
Change in unrealized loss on investments	-	-	-	3,302	3,302
Comprehensive income	-	-	775	3,302	4,077
Balance at September 30, 2003	5,000	15,000	10,346	(2,427)	27,919
Comprehensive income					
Net income	-	-	2,436	-	2,436
Change in unrealized loss on investments	-	-	-	1,640	1,640
Comprehensive income	-	-	2,436	1,640	4,076
Balance at September 30, 2004	$ 5,000	$ 15,000	$ 12,782	$ (787)	$ 31,995

The accompanying notes are an integral part of these statements.

5

Solid Financial Investment Services Corporation

STATEMENTS OF CASH FLOWS

For the years ended September 30

	2004	2003
Cash flows from operating activities		
Net income	$ 2,436	$ 775
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities		
Changes in assets and liabilities		
Decrease in commissions receivable	1,301	1,174
Decrease (increase) in advances	555	(16)
Increase (decrease) in accounts payable	1,008	(678)
Increase (decrease) in commissions payable	1,945	(5,365)
Increase in income taxes payable	485	81
Net cash provided by (used in) operating activities	7,730	(4,029)
Cash flows from investing activities		
Purchases of investments	(28)	(23)
Sales of investments	(92)	1,212
Net cash provided by (used in) investing activities	(120)	1,189
Net increase (decrease) in cash	7,610	(2,840)
Cash at beginning of year	15,763	18,603
Cash at end of year	$ 23,373	$ 15,763
Cash paid during the year for		
Interest	$ -	$ -
Income taxes	-	-

The accompanying notes are an integral part of these statements.

Solid Financial Investment Services Corporation

NOTES TO FINANCIAL STATEMENTS

September 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Solid Financial Investment Services Corporation (the Company) was incorporated under the laws of the State of Illinois on December 12, 1996, for the purpose of dealing and brokering in securities. To date activities of the company have been limited solely to brokering shares of mutual funds within the States of Illinois, Kentucky, Oklahoma, and Missouri and the sale of variable annuities within the states of Illinois and Missouri. The company acts as agent for its customers by placing subscriptions for the sale of these mutual funds. Subscriptions for the mutual funds are placed in the customers' names, the shares are held by the fund's custodians, and the Company's only financial involvement is through receipt of commissions (loads). The Company is a member of the National Association of Security Dealers (NASD).

2. Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2004 and 2003, the Company did not have any cash equivalents.

3. Investments

Marketable investment securities, consisting of mutual funds held for long-term investment, are carried at fair market value at September 30, 2004 and 2003. The Company intends to hold such investments for an indefinite period and, therefore, are classified as available-for-sale at September 30, 2004 and 2003.

4. Receivables

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5. Broker Commissions and Agent Commissions

Broker commissions and the related agent commissions are recognized on a trade date basis. The Company received its broker commissions from Pioneering Services Corporation and Allmerica Financial Life for the years ended September 30, 2004 and 2003. In addition, the Company incurred commission expense by passing a portion of its commission (load) to the Company's independent sales force.

Solid Financial Investment Services Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

September 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Comprehensive Income

The Company adopted the provisions of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130) in the current year. FAS 130 governs the financial statement presentation of changes in stockholders' equity resulting from nonowner sources. Accumulated other comprehensive income as reported in the accompanying balance sheet represents unrealized loss on available-for-sale securities.

7. Income Taxes

Taxes are provided on all revenue and expense items included in the statement of income, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between pretax accounting income and taxable income.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004 and 2003, the Company had net capital of $ 25,330 and $ 20,497, respectively, which was $ 20,330 and $ 15,497 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .185 to 1 and .121 to 1 at September 30, 2004 and 2003, respectively.

9. Exemption from Determination of Reserve Requirement under Rule 15c3-3

For the periods ended September 30, 2004 and 2003, based on section (K)(1) of the Rule 15c3-3, the Company was exempt from the Rule 15c3-3, under the Securities Exchange Act of 1934 which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule for the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c3-3(e) is presented due to this exemption.

Solid Financial Investment Services Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

September 30, 2004 and 2003

NOTE B - INCOME TAXES

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, *Accounting for Income Taxes* (SFAS 109). For the periods ended September 30, 2004 and 2003, the Company incurred a current federal tax provision of $ 566 and $ 81, respectively. There were no deferred income taxes at September 30, 2004 and 2003.

NOTE C - TRANSACTIONS WITH STOCKHOLDER

The stockholder of the Company earned commission in the normal course of brokering mutual funds. At September 30, 2004 and 2003, the Company owed this stockholder $ 3,202 and $ 1,803 for commissions earned.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

September 30, 2004 and 2003

Solid Financial Investment Services Corporation

SCHEDULE OF NET CAPITAL

September 30

	2004	2003
Net capital		
Stockholder's equity	$ 31,995	$ 27,919
Less stockholder's equity not allowable for net capital	-	-
Additions	-	-
Deductions and/or charges	4,991	6,012
Less haircuts on securities	1,674	1,410
Net capital	$ 25,330	$ 20,497
Aggregate indebtedness		
Items in statement of financial condition		
Accounts payable	$ 3,064	$ 2,056
Commissions payable	4,593	2,648
Income taxes payable	566	81
Items not included in statement of financial condition	-	-
Less adjustment based on special reserve bank accounts	-	-
Nonaggregate indebtedness commission payable	(3,546)	(2,296)
Total aggregate indebtedness	$ 4,677	$ 2,489
Computation of basic net capital requirement		
Minimum net capital required, based on aggregate indebtedness	$ 312	$ 165
Minimum statutory capital requirements	$ 5,000	$ 5,000
Excess net capital	$ 20,330	$ 15,497
Ratio of aggregate indebtedness to net capital	.185 to 1	.121 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Solid Financial Investment Services Corporation and included in the Company's unaudited Part IIA Focus Report filing as of the same date.



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

President and Stockholder
Solid Financial Investment Services Corporation

In planning and performing our audit of the financial statements of Solid Financial Investment Services Corporation for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Solid Financial Investment Services Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal controls elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
November 5, 2004

SOLID FINANCIAL INVESTMENT SERVICES CORPORATION

MEMBERSHIP STATUS IN THE
SECURITIES INVESTOR PROTECTION CORPORATION

September 30, 2004 and 2003

Solid Financial Investment Services Corporation, qualified for exclusion from membership in the Securities Investor Protection Corporation during the years ended September 30, 2004 and 2003, under Section 78ccc(a)(2)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the years ended September 30, 2004 and 2003, (Form SIPC-3) was filed with the Securities Investor Protection Corporation, 805 Fifteenth Street N.W., Suite 800, Washington, DC 20005-2215, on January 07, 2004.



KEB

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Report on the Company's Claim of Exclusion from Membership in the Securities Investor Protection Corporation

President and Stockholder
Solid Financial Investment Services Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Solid Financial Investment Services Corporation as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended and have issued our report thereon dated November 5, 2004.

In connection with our audit, nothing came to our attention that caused us to believe that the company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, as explained on page 14, for the years ended September 30, 2004 and 2003. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
November 5, 2004